SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Moving Bytes Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

624648101
(CUSIP Number)

October 22, 2004
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box X.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Mark Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
	7	SOLE VOTING POWER
NUMBER OF		8,671,428
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		8,671,428
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,671,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
31.0%
14	TYPE OF REPORTING PERSON*
IN

Item 1

(a).

Security:

Common Stock

Item 1

(b).

Name of Issuer:

Moving Bytes Inc.

Item 1

(c).

Address of Issuer’s Principal Executive Offices:

4340 Redwood Hwy ., Ste F222

San Rafael, CA 94903

Item 2

(a).

Name of Person Filing:

Mark M. Smith

Item 2

(b).

Address of Principal Business Office or, if None, Residence:

220 S. Rock Blvd., Suite 9

Reno, NV 89502

Item 2

(c).

Present Principal Occupation:

Financial Consultant

Item 2

(d).

Convictions in last 5 years:

None

Item 2

(e).

Securities law violations in the last 5 years:

None

Item 2

(f).

Citizenship:

U.S.

Item 3.  Source and Amount of Funds or Other Consideration.

Personal Funds - $12,500, Grant Under Employment Contract  - $14,000.

Item 4.  (a). Mr. Smith has entered into an option contract with Innerloop Mobile Communications A.S. whereby Innerloop Mobile Communications A.S. has the option to purchase all or part of 3,571,428 common shares at a price per share of  $0.0105 on or before April 15, 2005.

Item 5. (a). 8,671,428 common shares , 31% of Moving Bytes Inc. issued and outstanding common shares.

Item 5. (b).  8,671,428 common shares  sole power to vote and sole power to dispose.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Smith has entered into an option contract with Innerloop Mobile Communications A.S. whereby Innerloop Mobile Communications A.S. has the option to purchase all or part of 3,571,428 common shares at a price per share of  $0.0105 on or before April 15, 2005.

Item 7.  Material to be Filed as Exhibits.

1. Restricted Stock Purchase Option between Innerloop Mobile Communications, AS and Mark Smith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2004
(Date)
“Mark Smith”
(Signature)
Mark M. Smith
(Name/Title)

RESTRICTED STOCK PURCHASE OPTION

THIS document sets forth an agreement made and entered into effective as of November 1, 2004 (the “Effective Date”) by and between,

Innerloop Mobile Communications, A.S.,  a company duly incorporated in Norway of Martin Linges Vei #17 (iti.t.fornebu inkubatur), 1367 Snaroya, Norway (“Optionee”), and

Mark Smith, an individual of 220 S. Rock Blvd., Ste. 9. Reno, Nevada 89502 USA (“Stockholder”)

WHEREAS:

A.

the Stockholder is the registered holder of Three Million Five Hundred Seventy One Thousand Four Hundred Twenty Eight (3,571,428) shares of restricted common stock (the “Shares”) of Moving Bytes Inc., a reporting issuer under the Securities and Exchange Act of 1934, as amended, with its common shares quoted for trading on the NASD OTC Bulletin Board (“MBI”), and

B.

the Optionee desires to have an option to purchase the Shares from the Stockholder,

NOW THEREFORE, in consideration of the covenants and agreements herein and the payment of $1 made by each party to the other, and other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each party, the parties agree as follows:

1)

Stock Option.

a)

Upon the terms and subject to the conditions set forth herein, the Stockholder hereby grants to Optionee an irrevocable option (the "Option") to purchase the Shares (the “Optioned Shares”), in whole or in part, as follows:

Optionee shall have the right to purchase up to 100% of the Optioned Shares at a price of One Hundred Five One Thousandth’s of One US dollar ($0.0105) USD per share (the “Purchase Price per Share”). For purposes of the Agreement the number of Optioned Shares purchased multiplied by the Purchase Price per Share shall be the “Purchase Price”.

b)

The Option may be exercised by Optionee at any time after the Effective Date and prior to the occurrence of a Termination Event (as defined below). A "Termination Event" shall occur for purposes of this Agreement upon the first occurrence of any one of the following:

i)

the passing of April 15, 2005, or

ii)

immediately following the first exercise of the Option.

c)

Optionee may exercise the Option and effect a “Closing”, by:

i)

giving written notice to the Stockholder substantially in the form attached hereto as Exhibit A (an "Exercise Notice"); and

ii)

within three (3) days thereof tendering to the Stockholder the Purchase Price by bank wire transfer (the “Purchase Funds”), subject to the delivery by Stockholder to Optionee appropriate wire transfer instructions.

d)

In the event of a Closing pursuant to Section 1(c) hereof, the Stockholder, subject to the prior approval of MBI, shall deliver to Optionee a stock certificate or stock certificates, in the name of Optionee, collectively representing the amount of Shares purchased.

2)

No Obligation to Purchase. This is an option agreement only and nothing contained in this agreement or done pursuant to this agreement will obligate the Optionee to purchase and/or pay for any Optioned Shares except those Optioned Shares in respect of which the Optionee shall have exercised his Option in the manner provided.

3)

Adjustments. The number of Shares deliverable upon the exercise of the Option will be subject to adjustment in the events and in the manner following:

a)

in the event of any subdivision or subdivisions of the common shares of the MBI as such Shares are constituted on the date of this agreement, at any time while the Option is in effect, into a greater number of shares, upon receipt of the Purchase Price, Stockholder will thereafter deliver and the Optionee will accept at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of shares as result from such subdivision or subdivisions without the Optionee making any additional payment or giving any other consideration therefor; and

b)

in the event of any consolidation or consolidations of the common shares of MBI as such shares are constituted on the date of this agreement, at any time while the Option is in effect, into a lesser number of shares, upon receipt of the Purchase Price, Stockholder will thereafter deliver and the Optionee will accept at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of shares as result from such consolidation or consolidations; and

c)

in the event of any capital reorganization or reclassification of outstanding shares (other than change in the par value thereof) of MBI or in the event of any consolidation, merger or amalgamation or sale of MBI with, into or to any other corporation, the Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other property or securities receivable upon such capital reorganization, reclassification, consolidation, merger, amalgamation or sale which the holder of a number of shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result of such capital reorganization, reclassification, consolidation, merger or amalgamation or sale. The subdivision or consolidation of shares at any time outstanding into a greater or lesser number of shares (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification or a change of the capital of MBI for the purposes of this paragraph 3(c);

d)

the adjustments provided for in this paragraph 3 are cumulative;

e)

Stockholder will not be required to issue fractional Shares in satisfaction of its obligations under this Agreement and any fractional interest in a Share that would, except for the provisions of this paragraph 3(e), be deliverable upon the exercise of the Option will be cancelled and not be deliverable by the Stockholder; and

4)

No Rights as a Shareholder. The Optionee will have no rights whatsoever as a shareholder in respect of any of the Optioned Shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Optioned Shares which the Optionee shall purchase and for which Optionee shall have actually received a stock certificate or stock certificates in accordance with Section 1(d) hereof.

5)

Condition to Closing.  In the event of a Closing, the obligation of the Stockholder to deliver Shares pursuant to Section 1(d) hereof is subject to the condition that no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting such transfer of Shares shall be in effect and that there is no prohibition on the transfer of the Shares by reason of any applicable law. In the event that there is a prohibition on the transfer of the Shares then the period of time that would otherwise run pursuant to Sections 1(b) and 1(d) hereof shall run instead from the date on which such restriction on consummation has expired or has been terminated.

6)

Miscellaneous.

a)

This Agreement shall continue in full force and effect until all Shares have been transferred in accordance with Section 1(d) hereof.

b)

Except as otherwise set forth herein, for purposes of computing time periods hereunder, all references to “days” shall mean calendar days.  Whenever under the terms hereof the time for giving a notice or performing an act falls upon a Saturday, Sunday or bank holiday, such time shall be extended to the next business day.

c)

If one or more of the provisions contained herein shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

d)

Waiver of any default shall not constitute waiver of any other or subsequent default.

e)

All notices and other communications hereunder shall be in writing (including wire, telefax or similar writing) and shall be delivered, addressed or telefaxed as follows:

If to Optionee:

Innerloop Mobile Communications, A.S.

Martin Linges Vei (iti.t.fornebu inkubatur)

1367 Snaroya, Norway

Fax: 011.47.67827051

If to Stockholder:

Mark Smith

220 South Rock Blvd., Ste. 9

Reno, Nevada 89502 USA

Fax: 415.446.4124

Each such notice, request or other communication shall be given by hand delivery, by nationally recognized courier service or by telefax, receipt confirmed.  Each such notice, request or communication shall be effective (i) if delivered by hand or by nationally recognized courier service, when delivered at the address specified in this Section 6(e) hereof (or in accordance with the latest unrevoked written direction from such party); (ii) if given by telefax, when such telefax is transmitted to the telefax number specified in this Section 6(e) hereof (or in accordance with the latest unrevoked written direction from such party), and the appropriate confirmation is received.

f)

This Agreement may be executed in one or more counterparts and by facsimile, all of which shall be deemed one and the same agreement.

g)

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all of the parties hereto.  No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

h)

The division of this Agreement into Articles and Sections and the insertion of headings are for the convenience of reference only and will not affect the construction or interpretation of this Agreement.

i)

This Agreement will enure to the benefit of and be binding upon the successors and permitted assigns of Optionee and Stockholder respectively and upon Stockholder’s heirs, executors, administrators and legal personal representatives.  Neither Optionee nor Stockholder may assign the whole or any part of their rights or obligations hereunder without the prior written consent of other party.

j)

The contract arising out of the acceptance of this agreement by the Stockholder shall be construed, enforced, and administered in accordance with the laws of the State of California, under the jurisdiction of the State of California, without giving effect to any provision thereof that would compel the application of the substantive laws of any other jurisdiction and without regard to the conflicts of law provisions.

k)

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties. There are no representations, warranties, forms, conditions, undertakings or collateral agreements, express, implied or statutory between the parties other than as expressly set forth in this Agreement.

IN WITNESS WHEREOF, this Option Agreement has been executed by the parties as of the date first above written.

OPTIONEE

By:________________________

By:______________________

Paul Ektvedt, Director

Morten Kopke, Director

STOCKHOLDER

By:_________________________________

Mark Smith

EXHIBIT A

Exercise Notice

This Notice of Election to Exercise shall constitute proper notice pursuant to Section 1(c) of that certain Option Agreement (the “Option Agreement”) dated as of effective November 1, 2004, by and among Innerloop Mobile Communications, A.S. (the “Optionee”), a company duly incorporated under the laws of Norway and Jim Miller (the “Stockholder”).

Pursuant to the Option Agreement, Optionee hereby elects to exercise its option to purchase __________shares of common stock of MBI held by Stockholder at a price of US$0.015 per share, for aggregate consideration of $_______________, on the terms and conditions set forth in the Option Agreement. Such aggregate consideration, in the form specified in Section 1(c) of the Option Agreement, accompanies this notice.

The undersigned has executed this Notice this ____ day of ____________, 200_.

Optionee
Signature

Name and Title